Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Consolidated Financial Highlights” in the Prospectus, and “Independent Registered Public Accounting Firm” and “Consolidated Financial Statements” in the Statement of Additional Information, each dated February 28, 2025, and each included in this Post-Effective Amendment No. 342 to the Registration Statement (Form N-1A, File No. 033-20827) of The RBB Fund, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated October 30, 2024, with respect to the consolidated financial statements and financial highlights of Campbell Systematic Macro Fund (one of the portfolios constituting The RBB Fund, Inc.) included in the Annual Report to Shareholders (Form N-CSR) for the year ended August 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

February 28, 2025